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                                                                       EXHIBIT 7


                                 [LETTER HEAD]



April 14, 2005

DEAR FELLOW MI DEVELOPMENTS SHAREHOLDER:

We hold 9.9% of MID Class A stock and are writing to present our proposals for value creation at MI Developments Inc. ("MID") and to solicit your proxy. Greenlight Capital, Inc. is a long-term investor seeking high absolute rates of return while minimizing the risk of capital loss.

As you may be aware, Greenlight has been actively involved in protecting MID's public shareholders' interests since MID announced its intention to take MEC private in July 2004. Through the last year, we have watched MID management and its Board of Directors continue to make decisions detrimental to shareholders. This situation is untenable and is destroying significant value, due to the private desires of the controlling shareholder versus the interests of the economic stakeholders.


                    GREENLIGHT RESOLUTIONS WILL UNLOCK VALUE

We have made two proposals to MID that we believe will unlock significant value for MID's shareholders. One is the "MEC Separation Resolution" under which MID would sell or spin-off its investment in MEC. The second is the "REIT Conversion Resolution" that proposes that MID convert to an income-oriented investment vehicle such as a real estate investment trust or REIT.

We believe that if MID implemented the Greenlight proposals, the shares would achieve substantially better values, which we estimate to be in excess of US$40 per share. A vote FOR the Greenlight proposals sends a clear message to the Board that it cannot frustrate the reasonable expectations of shareholders and under the current circumstances needs to stand up to Mr. Stronach.


              SEPARATION OF MID AND MEC IS URGENT AND LONG OVERDUE

The principal reasons to support the MEC Separation Resolution are:

     o It will restore MID's exclusive focus on stable industrial and commercial properties that create a low risk, high value-added steady cash flow investment.

     o MEC's money losing racetrack and gaming business is at odds with MID's core real estate business.

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     o    MEC will need substantial financing in the future. MEC's poor financial performance is being subsidized by MID at below market rates over shareholder objections. The Board is not ready to stop throwing good money after bad.

     o The Board appears to be more interested in maximizing the return on MID's existing investment in MEC than in maximizing the value of MID as a whole.

     o Separating MEC will improve MID's corporate debt rating, as Moody's "sees MI Developments' investments in and with MEC as significantly increasing risk versus the Company's standalone risk profile." (report dated December 6, 2004)

     o Separating MEC from MID is good for MEC's value because MEC's trading price, trading liquidity and its ability to obtain strategic financing are negatively affected by MID's control position.


              REIT CONVERSION PROVIDES IMMEDIATE FINANCIAL BENEFITS

MID's Directors are proposing a "do nothing" approach instead of proceeding with a conversion plan and the analysis justifying their position is misleading. MID will derive significant monetary benefits from a REIT conversion. Such a structure will also instil the fiscal discipline that MID lacks.

The principal reasons to support the REIT Conversion Resolution are:

     o MID shareholders will achieve immediate tax-related benefits through this structure. This benefit will be much larger than MID claims and cannot be obtained simply by adding additional leverage over time as MID proposes. Its analysis fails to account for the incremental positive return from investing the proceeds provided by such leverage. In fact, as MID increases its leverage, the tax benefits of the REIT conversion increase.

     o An income-oriented structure would normally be expected to have a much more generous and shareholder-friendly dividend policy than MID management is currently proposing.

     o MID's tax management tactics can at best defer the tax burden of its domestic real estate operations. A REIT structure would typically eliminate that burden in a permanent fashion.

     o Many companies in Canada have adopted income-oriented structures to achieve better marketplace valuations. There is nothing radical about such a conversion.

     o MID has failed to identify any serious drawback to the REIT conversion.

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                  BOARD REVIEW PROCESS WAS FUNDAMENTALLY FLAWED

Our proposals were considered by a "Special Committee" of the MID Board of Directors whose members are described by MID as "independent". We believe that the Special Committee process leading to the MID Board's "do nothing" recommendations has been flawed:

     o The Special Committee's history has been to work closely with the management teams of MID and MEC to support dubious transactions between the companies since 2004. This pattern of conduct makes its independence questionable.

     o The Special Committee met with MID management, MEC management and their respective advisors, as it has historically done, but declined to meet directly with us. As a result, they have distorted our proposals. To claim that our proposals fail to take many factors into consideration without vetting their concerns with us is disingenuous.

     o Mr. Stronach's publicly avowed passion for MEC and his ability to single handedly remove the "independent" directors at will cannot be ignored by any MID Director.

     o MID has distorted our proposals and used "scare tactics" in its recent presentations to investors. We urge you to read our proxy circular which addresses these inaccuracies.

Mr. Stronach has declared publicly that he will vote against our resolutions. His role in relation to MID and MEC is unique in that he is a director and chairman of both companies. His voting power of 76% is strikingly disproportionate to his equity stake of under 1%. Mr. Stronach is, in effect, using other people's money to fund his horseracing passion with little at stake.

Despite Mr. Stronach's preferences, shareholders with fewer votes cannot be treated unfairly and Canadian corporate law recognizes this principle. MID's Board of Directors cannot ignore your views and ours simply because Mr. Stronach is prepared to use his voting power to swamp ours. Regardless of Mr. Stronach's vote at the Meeting, your vote will help convey a clear message to the Board as to the MID investment in MEC and MID's optimal continuing structure. There is a legal duty on the Board to balance the interests of the controlling shareholder with the interest of equity owners so as to produce a better corporation.

WE ASK YOU TO READ OUR CIRCULAR CAREFULLY FOR A DETAILED EXPLANATION OF OUR THINKING AND ARE CONFIDENT THAT YOU WILL CONCLUDE THAT VOTING FOR THE MEC SEPARATION RESOLUTION AND FOR THE REIT CONVERSION RESOLUTION IS IN MID'S BEST INTERESTS. WE ASK THAT YOU SIGN, DATE AND RETURN THE ENCLOSED GREEN FORM IN ACCORDANCE WITH THE INSTRUCTIONS IN THE CIRCULAR. YOU MAY DO THIS EVEN IF YOU HAVE PREVIOUSLY SIGNED A FORM OF PROXY IN SUPPORT OF MANAGEMENT -- THE MORE RECENT PROXY AUTOMATICALLY REVOKES THE EARLIER ONE.

We will hold a conference call on Wednesday, April 20 at 2:00pm EDT to further explain Greenlight's proposals, after shareholders have a chance to review our circular. Please refer to our press release for details on how to dial into the call.

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You may obtain an electronic copy of our proxy circular from www.sedar.com. If you have questions or need assistance in voting your shares in connection with your proxy, please call our proxy solicitor D.F. King & Co., Inc. at 1-888-644-6071 and they will assist you.

Yours truly,

GREENLIGHT CAPITAL, INC.



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                                   IMPORTANT
                                   ---------

1. Be sure to vote on the GREEN form. Vote "FOR" the two Greenlight Resolutions. Remember, each properly executed proxy form you submit revokes all prior votes.

2. If any of your shares are held in the name of a bank, broker or other nominee, please contact the party responsible for your account and direct him/her to vote on the GREEN form FOR the two Greenlight Resolutions.

        REMEMBER, TO BE EFFECTIVE, PROXIES MUST BE RECEIVED BY GREENLIGHT OR ITS AGENTS PRIOR TO 5:00 P.M. ON MAY 2, 2005 IN ORDER TO ALLOW
            ENOUGH TIME TO DELIVER THEM TO THE COMPANY OR ITS AGENTS.

                        YOUR PROXY IS EXTREMELY IMPORTANT
                           VOTE YOUR GREEN PROXY TODAY


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